Richard A. Kline +1 650 752 3139 RKline@goodwinlaw.com	Goodwin Procter LLP 601 Marshall Street Redwood City, CA 94063 goodwinlaw.com +1 650 752 3100

April 26, 2019
Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Slack Technologies, Inc. Amendment No. 2 to Confidential Draft Registration Statement on Form S-1 Submitted April 4, 2019 CIK No. 0001764925
Dear Mr. Spirgel:
This letter is submitted on behalf of Slack Technologies, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 submitted on April 4, 2019 (the “Draft Registration Statement”), as set forth in your letter dated April 12, 2019 addressed to Stewart Butterfield, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing a Registration Statement on Form S-1 (the “Registration Statement”), which includes changes that reflect responses to the Staff’s comments.
For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Draft Registration Statement.
The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via courier four (4) copies of each of this letter and the Registration Statement (marked to show changes from the Draft Registration Statement).

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
April 26, 2019

RSU Sales, page 57

1.
In order to estimate the approximate number of shares to be sold at the opening of trading for the purpose of funding personal tax withholding and remittance obligations, you will have to estimate the sale price. Tell us who will be responsible for this calculation, and to whom it will be communicated to prior to the opening of trading.

RESPONSE: The Company advises the Staff that the Company is in the process of calculating the approximate number of shares (the “Day 1 RSU Shares”) to be sold on the first day of trading for the purpose of funding personal tax withholding and remittance obligations arising in connection with the vesting and settlement of RSUs. The Company is responsible for this calculation and the estimated sale price used for the purposes of this calculation. For purposes of calculating the number of Day 1 RSU Shares to be disclosed in the Registration Statement, the Company intends to use the latest common stock price as determined by its most recently completed independent common stock valuation report. For purposes of calculating the number of Day 1 RSU Shares to be communicated to brokers on the day prior to trading, the Company intends to use the “reference price” as determined by the Designated Market Maker on the day prior to trading. The estimated sale prices the Company uses will not be communicated to any third parties prior to the opening of trading, except for the communication of the “reference price” to the brokers who will be executing sell-to-cover transactions on behalf of the RSU holders.
Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 75

2.
We note your response to comment 7 and your acknowledgement that management measures and reviews upgrades of organizations from your free to paid subscription plans. Please disclose the percentage of the Company’s revenue derived from organizations on your free subscription plan that converted to a Paid Customer for all of the periods presented in your MD&A. Also disclose the percentage of revenue generated from your Paid Customers >$100,000 for each period.

RESPONSE: In response to the Staff’s comment, the Company has revised page 67 of the Registration Statement to disclose that approximately 10% of revenue in the fiscal year ended January 31, 2018 was derived from organizations on its Free subscription plan prior to fiscal year 2018 that converted to Paid Customers in fiscal year 2018. In addition, the Company has revised page 70 of the Registration Statement to disclose that in the fiscal years ended January 31, 2017, 2018, and 2019, approximately 22%, 32%, and 40%, respectively, of its revenue was generated from its Paid Customers >$100,000.

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
April 26, 2019

Experts, page 168

3.	Please revise to also make reference to the financial statements as of and for the period ended January 31, 2019.
RESPONSE: In response to the Staff’s comment, the Company has revised page 169 of the Registration Statement to make reference to the financial statements as of and for the period ended January 31, 2019.
Consolidated Financial Statements
Note 14. Subsequent Events, page F-36

4.
You disclose on page 161 that you sold approximately 2.5 million Class B shares at prices ranging from $21-$26 per share during February and March 2019. We also note your disclosure on page F-36 that you granted stock options to purchase 3.6 million Class B shares at an exercise price of $10.56 per share in addition to 15.7 million RSUs and 505,000 RSAs. Please explain to us how you determined the fair value of the Class B common stock underlying all equity related issuances during the last twelve months and the reasons for any differences between those values compared to recent valuations of your Class B common stock in connection with private sale transactions leading up to the direct listing. This information will help facilitate our review of your accounting for equity issuances including stock compensation.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s board of directors (the “Board”) grants stock options, restricted stock units (“RSUs”), and restricted stock awards (“RSAs”) on a regular basis in conjunction with scheduled board meetings or by unanimous written consents. The intent of the Board is to issue equity awards using the fair value of the Company’s common stock at the date of grant, including adhering to the best practices outlined in the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The subsections captioned “Stock-Based Compensation” and “Common Stock Valuations” on pages 89 through 91 in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Registration Statement include a detailed explanation of the Company’s approach to accounting for stock-based compensation, the methodology used by the Company to determine the fair value of its stock on dates when equity awards were granted by the Board or the compensation committee of the Board, and factors and approaches considered by the Board in determining the fair value and factors that caused the fair value to change over time. During the fiscal year ended January 31, 2019 (“FY19”), the Company obtained independent common stock valuation reports (collectively, the “Valuation Reports” and each, a “Valuation Report”) at least every three months, including monthly since December 2018, from a professional, third-party valuation firm for purposes of complying with Section 409A of the Internal

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
April 26, 2019

Revenue Code of 1986, as amended, and for purposes of recording stock-based compensation in accordance with ASC 718.
The Company also respectfully advises the Staff that the sale of shares ranging from $21-$26 per share during February and March 2019 were secondary sales by existing stockholders of the Company to unrelated third parties and not share issuances by or involving the Company.
Determination of Common Stock Fair Value for Equity Related Issuances during Preceding Twelve Months
Information regarding grants of stock options to purchase shares of the Company’s Class B common stock, RSUs and RSAs during FY19 and February and March of the fiscal year ending January 31, 2020 is summarized in the following tables:

Stock Options
Grant Date	Number of Shares Underlying Options Granted	Fair Value per Share - Valuation Reports	Valuation Report Reference	Fair Value per Share - Financial Reporting Purposes (a) (b)
2/26/2019	3,651,000	$10.56	January 2019 Valuation Report	$11.67
4/3/2019	11,500	$16.93	March 2019 Valuation Report	(e)

RSUs
Grant Date	Number of Units Granted	Fair Value per Share - Valuation Reports	Valuation Report Reference	Fair Value per Share - Financial Reporting Purposes (a) (c) (d)
2/21/2018	4,016,554	$4.74	January 2018 Valuation Report	$4.92
6/20/2018	7,512,223	$5.50	April 2018 Valuation Report	$6.22
8/29/2018	3,111,406	$6.79	July 2018 Valuation Report	$7.00
11/28/2018	10,293,103	$7.47	October 2018 Valuation Report	$8.06
12/11/2018	210,000	$7.47	October 2018 Valuation Report	$8.34
1/28/2019	1,070,951	$8.76	December 2018 Valuation Report	$10.39
2/26/2019	5,298,448	$10.56	January 2019 Valuation Report	$11.67
4/3/2019	10,474,488	$16.93	March 2019 Valuation Report	(e)

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
April 26, 2019

RSAs
Grant Date	Number of Awards Granted	Fair Value per Share - Valuation Reports	Valuation Report Reference	Fair Value per Share - Financial Reporting Purposes (a) (c)
6/20/2018	119,220	$5.50	April 2018 Valuation Report	$6.22
10/28/2018	1,315,183	$6.79	July 2018 Valuation Report	$7.45
1/28/2019	356,984	$8.76	December 2018 Valuation Report	$10.39
2/27/2019	295,000	$10.56	January 2019 Valuation Report	$11.71
3/27/2019	210,000	$11.75	February 2019 Valuation Report	$16.26

(a)	Fair value determined for accounting purposes assuming that the fair value of the Company’s common stock increased on a linear basis between the valuation dates of Valuation Reports.

(b)	Input as the fair value of common stock in the Black-Scholes option pricing model to determine aggregate stock-based compensation.

(c)	Fair value per share on grant date used to determine aggregate stock-based compensation.

(d)
The Company granted RSUs to its employees and nonemployee directors with both a service-based vesting condition and a performance-based vesting condition. The performance-based vesting condition is satisfied on the earlier of (i) an acquisition or change in control of the Company or (ii) the Company’s initial public offering (“IPO”) or direct listing of common stock (“Direct Listing”). Therefore, no compensation expense will be recognized until the performance-based vesting condition is satisfied.

(e)
As of the date of this response to the Comment Letter, the April 30, 2019 valuation was not complete. As such, the fair value per share for financial reporting purposes of any grants issued in April 2019 is currently unknown. The stock-based compensation associated with these grants will be updated to reflect the linear interpolation between March 31, 2019 and April 30, 2019 once the April 2019 valuation is complete.

January 2018 Valuation
In the January 2018 Valuation Report, the equity valuation was based on the income and the market approach valuation methods. The Company applied a hybrid Probability Weighted Expected Return Method (“PWERM”) as the principal equity allocation method. The PWERM incorporated two scenarios: (1) an IPO scenario and (2) a remain private scenario, which utilized an Option Pricing Method (“OPM”). The concluded fair value as of January 31, 2018 based on the PWERM analysis reflects an adjustment for lack of marketability of 27.5%. As of the January 2018 Valuation Report, the estimated probability of an IPO or Direct Listing in January 2020 of 10% was reasonable due to the following:

•	The performance of the equity markets remained strong.

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
April 26, 2019

•	The Company had not yet decided to move forward with an IPO or Direct Listing process and had not engaged any of its advisers to assist with an IPO or Direct Listing.
In November 2017, the Company executed a tender offer to purchase preferred stock and common stock from existing stockholders at a price per share of $8.37 (“November 2017 Tender”). The terms and pricing of the November 2017 Tender were considered in the January 2018 Valuation Report. In determining the appropriate weight to apply to the price in the tender offer, the following was considered:

•
Approximately 72% of the selling stockholders who participated in the November 2017 Tender did not hold material information rights regarding the Company’s performance; however, 28% of the selling stockholders did have material information rights regarding the Company’s performance and could perform additional diligence in arriving at the appropriateness of the purchase price.

•	The Company was the buyer, rather than a new or existing external investor.

•	The November 2017 Tender was only valid for 31 days.

•	The price was established by the Company based on a 10% discount of the price paid for the shares of Series G and Series G-1 preferred stock rather than being negotiated with sellers.

•
The maximum number of shares that could have been sold in the November 2017 Tender given the pricing and terms was 17,921,146 shares, representing a maximum of only approximately 3.42% and 11.02% of the then-total fully diluted and common stock outstanding, respectively.

•	The total tender amount was driven by investor demand to purchase shares of Series G-2 and Series G-3 preferred stock and the Company’s desire to minimize dilution.
In December 2017, the Company purchased shares of common stock from three stockholders at a price per share of $8.37 (“December 2017 Secondaries”) in order to reduce dilution and to avoid additional parties becoming stockholders. The terms and pricing of the December 2017 Secondaries were not included in the common stock fair value analysis as the price paid for these shares at the time of the transactions was only available to the specified sellers and not to any other existing or hypothetical stockholders or buyers. These transactions were not indicative of an orderly or active market and were by sellers with limited financial information. Additionally, the Company did not consider the $8.37 per share price in the December 2017 Secondaries to be indicative of fair value and subsequently recorded compensation expense on the

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
April 26, 2019

difference between the price paid per share of $8.37 and the concluded fair value of $4.74 per share.
Based on the factors cited above, the Company applied 85% weighting to the PWERM fair value of $4.10 per share, 15% weighting to the November 2017 Tender price of $8.37 per share, and 0% to the December 2017 Secondaries, concluding the common stock value at January 31, 2018 was $4.74 per share.
April 2018 Valuation
In the April 2018 Valuation Report, the equity valuation was based on the same income and market approach valuation methods. The Company applied a hybrid PWERM as the principal equity allocation method. The PWERM incorporated two scenarios: (1) an IPO or Direct Listing scenario and (2) a remain private scenario, which utilized an OPM. The concluded fair value as of April 30, 2018 based on the PWERM analysis reflects an adjustment for lack of marketability of 25.0%. As of the April 2018 Valuation Report, the estimated probability of an IPO or Direct Listing in January 2020 was 15%. The increase in value between the January and April report dates was based on the following:

•
The Company had just released its Enterprise Grid product in January 2018, including concentrated marketing and sales efforts to enterprise customers. As such, the Company was continuing to monitor the performance of this product in the marketplace.

•
In late 2017, the Company held its first comprehensive user conference in which the Company announced key launches in additional languages including French, German, Spanish, and Japanese. By April 2018, the Company was continuing to monitor the performance of these languages and features in the marketplace.

•
The Company had not yet decided to move forward with an IPO or Direct Listing process and had not engaged any of its advisers to assist with an IPO or Direct Listing; however, due to the passage of time and general development of the Company’s business there was an increased probability of an IPO or Direct Listing occurring.

In April 2018, certain select stockholders sold shares of common stock to a third party at a price per share of $8.37 (“April 2018 Secondaries”). The terms and pricing of the April 2018 Secondaries were considered but not included in the common stock fair value analysis as the buyer was an existing stockholder of the Company with access to information rights and was the same buyer as in the November 2017 Tender. Additionally, these shares were only available to the specified sellers and not to any other existing or hypothetical stockholders or buyers.

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
April 26, 2019

Based on the factors cited above, the Company applied weighting of 85% to the PWERM fair value of $4.99 per share, 15% to the November 2017 Tender price of $8.37 per share (discussed above in January 2018 Valuation), 0% to the December 2017 Secondaries (discussed above in January 2018 Valuation), and 0% to the April 2018 Secondaries, concluding the common stock value at April 30, 2018 was $5.50 per share.
July 2018 Valuation
In the July 2018 Valuation Report, the equity valuation was based on the income and the market approach valuation methods. The Company applied a hybrid PWERM as the principal equity allocation method. The PWERM incorporated two scenarios: (1) an IPO or Direct Listing scenario and (2) a remain private scenario, which utilized an OPM. The concluded fair value as of July 31, 2018 based on the PWERM analysis reflects an adjustment for lack of marketability of 20.0%. As of the July 2018 Valuation Report, the estimated probability of an IPO or Direct Listing in October 2019 was 30%. The value increase between April and June was due to the following:

•
The Company had not yet decided to move forward with an IPO or Direct Listing process and had not engaged any of its advisers to assist with an IPO or Direct Listing; however, due to the passage of time and general development of the Company’s business, there was an increased probability of an IPO or Direct Listing occurring.

•	The Company’s product launches in the first half of the year progressed and the Company continued to perform well. They were able to achieve their relevant financial and operational benchmarks.

•
The Company completed an acquisition and purchase of intangible assets in July 2018 which was expected to increase the Company’s competitive position in the marketplace and make them more attractive to the public markets.

In May and June 2018, certain select stockholders sold shares of common stock to a third party at prices per share ranging from $14.00 to $15.50 (“May and June 2018 Secondaries”). The terms and pricing of the May and June 2018 Secondaries were not considered in the common stock fair value analysis as the transaction was not considered orderly as the buyers were individuals who did not have access to financial information and these shares were only available to the specified buyers and not to any other existing or hypothetical stockholders or buyers. Further, due to the volume of shares sold, if the transaction had been considered orderly, the Company does not believe the weight placed on these transactions would have had a material impact on the fair value of the Company’s common stock as the number of shares sold represented 0.26% of outstanding shares of common stock at that time.

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
April 26, 2019

In July 2018, in connection with one of its acquisitions and purchases of intangible assets, the Company issued shares of Class A common stock priced at $11.16 per share (“July 2018 Issuance”). The pricing terms for the shares of Class A common stock issued were not an accurate indication of fair market value for these shares, as there were certain strategic, non-financial elements incorporated in the pricing terms. Specifically, the investor in the financing was a strategic partner in another arrangement with the Company. As such, the terms and pricing of this financing were not included in the common stock fair value analysis as of July 2018.
The Company applied weighting of 85% to the PWERM fair value of $6.51 per share, 15% to the November 2017 Tender price of $8.37 per share (discussed above in January 2018 Valuation), 0% to the December 2017 Secondaries (discussed above in January 2018 Valuation), 0% to the April 2018 Secondaries (discussed above in April 2018 Valuation), 0% to the May and June 2018 Secondaries, and 0% to the July 2018 Issuance, concluding the common stock value at July 31, 2018 was $6.79 per share.
October 2018 Valuation
In the October 2018 Valuation Report, the equity valuation was based on the same income and market approach valuation methods. The Company applied a hybrid PWERM as the principal equity allocation method. The PWERM incorporated two scenarios: (1) an IPO or Direct Listing scenario and (2) a remain private scenario, which utilized an OPM. The concluded fair value as of October 31, 2018 based on the PWERM analysis reflects an adjustment for lack of marketability of 17.5%. As of the October 2018 Valuation Report, the estimated probability of an IPO or Direct Listing in July 2019 was 35%. The value increase between June to October 2018 was due to the following:

•
The Company had not yet decided to move forward with an IPO or Direct Listing process and had not engaged any of its advisers to assist with an IPO or Direct Listing; however, due to the passage of time and general development of the Company’s business, there was an increased probability of an IPO or Direct Listing occurring.

•
In September 2018, the Company acquired Astro Technology, Inc. which was expected to enhance the Company’s platform and product offerings available to new and existing customers as well as increase the Company’s competitive position.

•	The Company continued to perform well and has achieved its relevant financial and operational benchmarks.
In August 2018, the Company completed its Series H and Series H-1 preferred financing, with shares of Series H and Series H-1 preferred stock sold at $11.9053 per share. The financing was considered to be at arms-length and represented fair market value, as the

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
April 26, 2019

pricing was negotiated fairly with no strategic or non-financial elements incorporated. The Company ensured the overall implied value of its Class B common stock based on the terms and pricing of the preferred financing round was consistent with the implied value under the PWERM as calculated in the October 2018 Valuation Report.
In August 2018, a certain select stockholder sold an aggregate of 4.2 million shares of preferred stock to a third party at a price per share of $10.7148 (“August 2018 Secondary”). The terms and pricing of the August 2018 Secondary were not considered in the common stock fair value analysis as the transaction was the sale of shares of preferred stock by an existing investor closing its position in the Company and was not at arm’s length transaction as these shares were only available to the specified seller and not to any other existing or hypothetical stockholders or buyers.
In September 2018, four select individual stockholders sold an aggregate of approximately 1.5 million shares of Class B common stock to two third parties at a price per share of $11.9053 (“September 2018 Secondaries”). The terms and pricing of the September 2018 Secondaries were considered in the common stock fair value analysis. In determining the appropriate weight to apply to the price in the secondary sales, the following was considered:

•
Two of the four sellers held material information rights, and thus had significant knowledge regarding the Company’s performance with which they could perform sufficient diligence in arriving at the purchase price; however, two of the four sellers did not.

•	The transactions were completed approximately one month prior to the valuation date.

•	The price paid for the Class B common stock was only available to the four sellers and not to any other existing or hypothetical stockholders.

•	The transactions were viewed as one aggregate transaction rather than suggesting a pattern of separate trades involving several different buyers and sellers.

•	The Company was not privy to all of the facts surrounding the transactions and management did not have in-depth knowledge regarding the negotiations or the sellers’ motivations.

•
The price paid in the transactions was the same price as the price of Series H and Series H-1 preferred stock purchased from the Company and appears to have been set based on the Series H and Series H-1 price rather than negotiated based on diligence related to the intrinsic value of Class B common stock. Given the level of diligence performed in connection with the Series H and Series H-1 preferred financing and the significant amount of capital raised in that financing, the

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
April 26, 2019

$11.9053 value was understood to represent the value of shares of Series H and Series H-1 preferred stock rather than the Class B common stock.
In October 2018, a certain select stockholder sold shares of preferred stock to a third party at a price per share of $13.79 (“October 2018 Secondary”). The terms and pricing of the October 2018 Secondary were not considered in the common stock fair value analysis as the transaction was a sale of shares of preferred stock and was not considered at arm’s length as these shares were only available to the specified seller and not to any other existing or hypothetical stockholders or buyers.
Based on the factors cited above, the Company applied weighting of 90% to the PWERM fair value of $7.17 per share, 5% to the November 2017 Tender price of $8.37 per share (discussed above in January 2018 Valuation), 0% to the December 2017 Secondaries (discussed above in January 2018 Valuation), 0% to the April 2018 Secondaries (discussed above in April 2018 Valuation), 0% to the July 2018 Issuance (discussed above in July 2018 Valuation), 0% to the August 2018 Secondary, 5% to the September 2018 Secondaries price of $11.9053 per share, and 0% to the October 2018 Secondary, concluding the common stock value at October 31, 2018 was $7.47 per share. The weighting applied to prior tender offers was reduced as a result of the amount of time that had passed since the completion of those transactions and these transactions were considered to be less relevant data points of the current fair value.
December 2018 Valuation
In the December 2018 Valuation Report, the equity valuation was based on the same income and market approach valuation methods. The Company applied a hybrid PWERM as the principal equity allocation method. The PWERM incorporated two scenarios: (1) an IPO or Direct Listing scenario and (2) a remain private scenario, which utilized an OPM. The concluded fair value as of December 31, 2018 based on the PWERM analysis reflects an adjustment for lack of marketability of 15%. As of the December 2018 Valuation Report, the estimated probability of an IPO or Direct Listing in June 2019 was 45%. The increase in value between the October 2018 Valuation Report and December 2018 Valuation Report was due to the following:

•	Despite the volatility in the equity markets, on December 10, 2018, the Company held an organizational meeting with key employees and advisors to formally begin the Direct Listing process.

•	The Company’s performance against its relevant financial and operational benchmarks.
In November and December 2018, certain select stockholders sold shares of Class B common stock to certain third parties at prices per share ranging from $17.25 to $22.00 (“November and December 2018 Secondaries”). The terms and pricing of the November

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
April 26, 2019

and December 2018 Secondaries were not considered in the common stock fair value analysis as the transactions were not considered orderly as these shares were only available to the specified sellers and not to any other existing or hypothetical stockholders or buyers. Furthermore, there was limited publicly available information related to the financial performance and expectations for the Company, and the buyers involved in these transactions only had access to this limited information and did not have access to sufficient historical and forecasted financial information related to the Company from which to perform sufficient diligence in arriving at an informed level of value from which to negotiate their ultimate purchase price.
The secondary transactions occurring over the six months preceding the date of the December 2018 Valuation Report were considered, but weight was only assigned to the prices paid in arriving at a value conclusion for those transactions where it was understood that the participants in the transactions had sufficient information related to the operational and financial performance of the Company in order to make an informed determination regarding what would be considered a fair and informed indication of value.
Based on the factors cited above, the Company applied weighting of 90% to the PWERM fair value of $8.41 per share, 0% to the July 2018 Issuance (discussed above in July 2018 Valuation), 10% to the September 2018 Secondaries price of $11.9053 per share, and 0% to the November and December 2018 Secondaries, concluding the common stock value at December 31, 2018 was $8.76 per share. The November 2017 Tender was not included, as the transaction occurred more than 12 months prior to the December 2018 Valuation Report.
January 2019 Valuation
In the January 2019 Valuation Report, the equity valuation was based on the same income and market approach valuation methods. The Company applied a hybrid PWERM as the principal equity allocation method. The PWERM incorporated two scenarios: (1) an IPO or Direct Listing scenario and (2) a remain private scenario, which utilized an OPM. The concluded fair value as of January 31, 2019 based on the PWERM analysis reflects an adjustment for lack of marketability of 14%. As of the January 2019 Valuation Report, the estimated probability of an IPO or Direct Listing in June 2019 was 50%. The increase in value between the December 2018 Valuation Report and the January 2019 Valuation Report was due to the following:

•	The Company was actively engaging in the preparation of a Draft Registration Statement with an expected submission timeframe in early February with an expected trading date in June 2019.

•	The Company surpassed ten million daily active users and rebranded and updated its logo in connection with its plans for future expansion.

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
April 26, 2019

•	The Company’s performance against its relevant financial and operational benchmarks.

•	The Company released its Enterprise Key Management, which was expected to drive additional revenue and business opportunities.
In January 2019, certain select stockholders sold shares of Class B common stock and preferred stock to third parties at prices per share ranging from $21.00 to $23.41 (“January 2019 Secondaries”). The terms and pricing of the January 2019 Secondaries were not considered in the common stock fair value analysis, as the prices were only available to the specified sellers and not to any other existing or hypothetical stockholders or buyers. Furthermore, there was limited publicly available information related to the financial performance and expectations for the Company, and the buyers involved in these transactions only had access to this limited information and did not have access to sufficient historical and forecasted financial information related to the Company from which to perform sufficient diligence in arriving at an informed level of value from which to negotiate their ultimate purchase price. The number of shares of Class B common stock transacted represented only approximately 0.01% of the then-fully diluted shares outstanding, while the aggregate number of shares of preferred stock transacted represented only approximately 0.26% of the then-fully diluted shares outstanding.
The secondary transactions occurring over the six months preceding the date of the January 2019 Valuation Report were considered, but weight was only assigned to the prices paid in arriving at a value conclusion for those transactions where it was understood that the participants in the transactions had sufficient information related to the operational and financial performance of the Company in order to make an informed determination regarding what would be considered a fair and informed indication of value.
The Company applied weighting of 90% to the PWERM fair value of $10.41 per share, 10% to the September 2018 Secondaries price of $11.9053 per share (discussed above in October 2018 Valuation), 0% to the November and December 2018 Secondaries (discussed above in the December 2018 Valuation), and 0% to the January 2019 Secondaries, concluding the common stock value at January 31, 2019 was $10.56 per share.
February 2019 Valuation
In the February 2019 Valuation Report, the equity valuation was based on the income and the market approach valuation methods. The Company applied a hybrid PWERM as the principal equity allocation method. The PWERM incorporated two scenarios: (1) an IPO or Direct Listing scenario and (2) a remain private scenario, which utilized an OPM. The concluded fair value as of February 28, 2019 based on the PWERM analysis reflects an

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
April 26, 2019

adjustment for lack of marketability of 12.0%. As of the February 2019 Valuation Report, the estimated probability of an IPO or Direct Listing in June 2019 was 60%. The increase in value between the January and February valuation dates was due to the following:

•	On February 1, 2019, the Company confidentially submitted a Draft Registration Statement to the Commission.

•
In late January 2019, the Company amended its stock transfer policy such that it waived its restrictions over secondary sales of Class B common stock, indicating a closer proximity to an expected exit event.

•	The Company’s performance against its relevant financial and operational benchmarks.
In February 2019, certain select individual stockholders sold shares of Class B common stock to third parties at a price per share of $22.00 (“February 2019 Secondaries”). The terms and pricing of the February 2019 Secondaries were not considered in the common stock fair value analysis as the price was only available to the specified sellers and not to any other existing or hypothetical stockholders or buyers. Furthermore, there was limited publicly available information related to the financial performance and expectations for the Company, and the buyers involved in these transactions only had access to this limited information and did not have access to sufficient historical and forecasted financial information related to the Company from which to perform sufficient diligence in arriving at an informed level of value from which to negotiate their ultimate purchase price.
The secondary transactions occurring over the six months preceding the date of the February 2019 Valuation Report were considered, but weight was only assigned to the prices paid in arriving at a value conclusion for those transactions where it was understood that the participants in the transactions had sufficient information related to the operational and financial performance of the Company in order to make an informed determination regarding what would be considered a fair and informed indication of value.
The Company applied weighting of 90% to the PWERM fair value of $11.73 per share, 10% weighting to the September 2018 Secondaries price of $11.9053 per share (discussed above in October 2018 Valuation), 0% to the November and December 2018 Secondaries (discussed above in December 2018 Valuation), 0% to the January 2019 Secondaries (discussed above in January 2018 Valuation), and 0% to the February 2019 Secondaries, concluding the common stock value at February 28, 2019 was $11.75 per share.

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
April 26, 2019

March 2019 Valuation
In the March 2019 Valuation Report, the equity valuation was based on the income and the market approach valuation methods. The Company applied a hybrid PWERM as the principal equity allocation method. The PWERM incorporated two scenarios: (1) an IPO or Direct Listing scenario and (2) a remain private scenario, which utilized an OPM. The concluded fair value as of March 31, 2019 based on the PWERM analysis reflects an adjustment for lack of marketability of 10%. As of the March 2019 Valuation Report, the estimated probability of an IPO in June 2019 was 70%. The increase in value between February to March 2019 was due to the following:

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On February 1, 2019, the Company confidentially submitted a Draft Registration Statement for which it received a comment letter from the Commission on March 1, 2019. The Company subsequently confidentially submitted a revised Draft Registration Statement on March 12, 2019.

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The Company recently launched additional products and features that were expected to enhance its core platform and made improvements to its search product, allowing customers to search by channel, keyword, and object type, all of which were expected to provide additional business opportunities.

•	The activities of and performance in public markets in March 2019 in connection with IPOs by technology companies.
In March 2019, several stockholders sold an aggregate 2.4 million shares of Class B common stock and preferred stock to third parties at per share prices ranging from $21.00 to $26.00 (“March 2019 Secondaries”).
As of the March 31, 2019 valuation date, there were several pending sales of an aggregate of 1.1 million shares of Class B common stock and preferred stock to third parties at per share prices ranging from $25.00 to $27.25 (“Pending Secondaries”).
In late January 2019, the Company amended its stock transfer policy such that it waived restrictions over secondary sales of Class B common stock. Since removing the restrictions, several secondary transactions have occurred and have included sophisticated institutional buyers and sellers. Both the number of transactions as well as the volume of shares transacted in each transaction increased since late January 2019, suggesting that transactions are taking place with sufficient frequency to provide pricing information on an ongoing basis and indicating a pattern of separate trades involving several different buyers and sellers. Furthermore, several preferred stock secondary transactions have occurred between sophisticated buyers and sellers in which the price per share paid is identical or similar to the price per share paid for Class B common stock during the same time period, indicating that potential investors believe the Company’s common stock and preferred stock prices are beginning to converge. As such, the Company considered all of

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
April 26, 2019

the common stock and preferred stock secondary transactions following its amended stock transfer policy in late January 2019 and increased the weighting to 25%.
The Company applied weighting of 75% to the PWERM fair value of $14.43 per share and 25% to the January 2019 Secondaries, February 2019 Secondaries, March 2019 Secondaries, and Pending Secondaries weighted price of $24.4453 per share, concluding the common stock value at March 31, 2019 was $16.93 per share.
Consideration of Private Sale Transactions in Valuation Report to Determine Fair Value of Common Stock
In determining the weighting of any private sale (secondary or tender offer transaction) in the overall valuation of common stock, the Company considered the following factors:

•	Whether the transaction involved new investors and was arm’s length.

•	Whether the sellers had material information rights or significant knowledge regarding the Company’s performance.

•	Whether there is an indication of an active or orderly market.

•	The volume of the transaction(s).

•	The consistency of pricing.

•	The proximity of the transaction to the measurement date.
In late January 2019, the Company amended its stock transfer policy such that it waived restrictions over secondary sales of Class B common stock. The waiving of its restrictions indicated the Company would no longer be a barrier to prevent stockholders from trading and that, although not traded in the open market, shares would be more freely tradable as evidenced by the increase in volume of private sale transactions following the removal of the restrictions. Additionally, as the Company has continued to move towards a Direct Listing, several preferred stock secondary transactions have occurred between sophisticated buyers and sellers in which the price per share paid was identical or similar to the price per share paid for shares of Class B common stock during the same time period, indicating that potential investors believe the Company’s common stock and preferred stock prices are beginning to converge. Following the removal of the restrictions, the Company began including all material private sale transactions for both preferred stock and Class B common stock in its determination of common stock fair value. Additionally, the Company increased the weight it applied to prices paid in the private sale transactions as the overall volume of the transactions has increased, the prices have begun to converge around a range of prices, and the expected timing of the Company’s exit event has moved closer.

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
April 26, 2019

Evaluation of Common Stock Fair Values for GAAP Expense
The Company notes that the valuations performed and determinations by the Board were performed in good faith for the related periods. However, for purposes of expense recognition in accordance with U.S. Generally Accepted Accounting Principles, under ASC 718 Compensation—Stock Compensation, the Company also performed a retrospective analysis of fair values for the Company’s historical awards, including value determinations for grants that occurred in-between valuation dates. The analysis considered key events during the periods considering both macro-economic and Company-specific factors.
For each grant, the Company has assessed whether any specific event occurred between the two valuation dates that would have caused the common stock value to fluctuate. For the grant dates noted above, no specific event was noted. In this case, the Company used a linear interpolation comparing the most recent Valuation Report with the Valuation Report obtained in the quarter or month following the grant date to arrive at the fair value of the grant on the grant date.
Conclusion
The Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.
[Signature Page Follows]

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
April 26, 2019

If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3139.
Sincerely,
/s/ Richard A. Kline
Richard A. Kline

cc:
Joshua Shainess, Securities and Exchange Commission
Robert S. Littlepage, Securities and Exchange Commission
Lisa Etheredge, Securities and Exchange Commission
Stewart Butterfield, Slack Technologies, Inc.
David Schellhase, Slack Technologies, Inc.
Gabe Stern, Slack Technologies, Inc.
Amanda Westendorf, Slack Technologies, Inc.
David W. Van Horne, Goodwin Procter LLP
Sarah B. Axtell, Goodwin Procter LLP